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                                                                      Exhibit 46

                       [UNITED RENTALS, INC. LETTERHEAD]

May 10, 1999



Mr. John M. Sullivan
Mr. Britton H. Murdoch
Executive Committee of the Board of Directors
Rental Service Corporation
6929 East Greenway Parkway, Suite 200
Scottsdale, AZ 85254

Gentlemen:

     I am writing to you in your capacities as the members of the Rental Service Executive Committee. We have read with great interest the recent amendment to Rental Service's Schedule 14D-9 stating that Rental Service and NationsRent are renegotiating the terms of your proposed transaction. Presumably, the Rental Service Board now recognizes that the terms of this transaction is not in the best interests of your stockholders.

     Back in January we attempted to discuss a transaction with Rental Service's management. We were rebuffed. Naturally, we were quite surprised to read only a few days later that Rental Service had agreed to transfer control to NationsRent in a transaction which it incorrectly characterized as a "merger of equals."

     We believe our $22.75 all cash premium proposal is superior to the NationsRent merger, based upon, among other things, price, timing and certainty. We can only assume that you are talking with NationsRent to improve the terms of your proposed transaction. However, the Rental Service Board cannot cure its past failure to consider alternatives or to conduct a fair process if it continues to negotiate and share information with only one bidder. We believe it is contrary to the best interests of your stockholders for you to continue to refuse to talk with us.

     It is appropriate, and in the best interests of Rental Service stockholders, that the Rental Service Board establish a level playing field. We urge you not to continue this flawed process of playing favorites with NationsRent.
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     We urge you not to sign an agreement without first talking with us.  We trust that you will give prompt and serious consideration to our request for a meeting.

                              Sincerely,


                              /s/ Brad Jacobs
                              Bradley Jacobs
                              Chairman and Chief Executive Officer


cc:  Board of Directors, Rental Service Corporation
     Douglas A. Waugaman, Chief Operating Officer,
          Rental Service Corporation
     Robert M. Wilson, Executive Vice President and Chief Financial
          Officer, Rental Service Corporation